UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 330-5907 (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for
December 2009 down 4.1% Year over Year

Mexico City, January 7, 2010 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for December 2009 decreased by 4.1% when compared to December 2008.

All figures in this announcement reflect comparisons between December 1 through December 31, 2008 and 2009. Transit and general aviation passengers are excluded.

Domestic
Airport	December 2008	December 2009	% Change
Cancún	277,469	285,746	3.0
Cozumel	6,100	4,502	(26.2)
Huatulco	31,574	29,609	(6.2)
Mérida	90,418	95,980	6.2
Minatitlán	12,528	11,816	(5.7)
Oaxaca	52,393	39,351	(24.9)
Tapachula	21,339	19,274	(9.7)
Veracruz	75,380	65,836	(12.7)
Villahermosa	67,652	60,561	(10.5)
Total Domestic	634,853	612,675	(3.5)

International
Airport	December 2008	December 2009	% Change
Cancún	810,842	767,853	(5.3)
Cozumel	28,764	32,202	12.0
Huatulco	8,087	6,918	(14.5)
Mérida	8,619	9,008	4.5
Minatitlán	305	444	45.6
Oaxaca	5,238	5,369	2.5
Tapachula	284	250	(12.0)
Veracruz	5,629	5,738	1.9
Villahermosa	4,543	4,810	5.9
Total International	872,311	832,592	(4.6)

ASUR	Page of 1 of 2

Total
Airport	December 2008	December 2009	% Change
Cancún	1,088,311	1,053,599	(3.2)
Cozumel	34,864	36,704	5.3
Huatulco	39,661	36,527	(7.9)
Mérida	99,037	104,988	6.0
Minatitlán	12,833	12,260	(4.5)
Oaxaca	57,631	44,720	(22.4)
Tapachula	21,623	19,524	(9.7)
Veracruz	81,009	71,574	(11.6)
Villahermosa	72,195	65,371	(9.5)
ASUR Total	1,507,164	1,445,267	(4.1)

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR	Page of 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: January 7, 2010